[Reference Translation]

April 7, 2010

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima, General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Comments on Certain Media Reports about Dividends for FY2010

Toyota Motor Corporation (“Toyota”) commented on certain media reports from today, regarding Toyota’s plan to reduce its dividend for FY2010.  The forecast in the media reports is not based on any official announcements made by Toyota.